UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

Annual Report Pursuant to Section 15d of

the Securities Exchange Act of 1934

For the Fiscal Period ended December 31, 2011

Commission File Numbers 1-15147

A.	Full title of the plan:

OMNOVA SOLUTIONS RETIREMENT SAVINGS PLAN

(Plan)

B.	Names of issuers of the securities held pursuant to the plan and the addresses of their principal executive offices:

OMNOVA Solutions Inc.

175 Ghent Road

Fairlawn, OH 44333-3300

AUDITED FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

OMNOVA Solutions Retirement Savings Plan

December 31, 2011 and 2010 and Year ended December 31, 2011

with Report of Independent Registered Public Accounting Firm

OMNOVA Solutions Retirement Savings Plan

Audited Financial Statements and Supplemental Schedule

December 31, 2011 and 2010 and

Year ended December 31, 2011

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator

OMNOVA Solutions Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of OMNOVA Solutions Retirement Savings Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Cleveland, Ohio

June 28, 2012

OMNOVA Solutions Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2011	2010
Assets
Investments, at fair value	$78,685,544	$83,992,503
Non-interest bearing cash	60,675	54,471
Notes receivable from participants	1,872,377	1,467,336

Total Assets	80,618,596	85,514,310

Liabilities
Excess employee contribution payable	(52,908)	(1,505)

Total Liabilities	(52,908)	(1,505)

Net assets reflecting investments at fair value	80,565,688	85,512,805
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(350,106)	(457,705)

Net assets available for benefits	$80,215,582	$85,055,100

The accompanying notes to financial statements are an integral part of these statements.

OMNOVA Solutions Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2011

Additions
Additions to net assets attributed to:
Investment income (loss):
Dividend and interest income	$668,033
Net depreciation in fair value of investments	(8,760,899)

Net investment loss	(8,092,866)
Interest income on notes receivable from participants	70,862
Contributions:
Employee	5,032,309
Employer	1,955,641
Rollovers	1,293,267

Total contributions	8,281,217

Total additions	259,213

Deductions
Deductions to net assets attributed to:
Benefits paid to participants	5,084,856
Trustee and manager fees	13,875

Total deductions	5,098,731
Net decrease	(4,839,518)
Net assets available for benefits, beginning of year	85,055,100

Net assets available for benefits, end of year	$80,215,582

The accompanying notes to financial statements are an integral part of this statement.

OMNOVA Solutions Retirement Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010 and

Year ended December 31, 2011

A. Description of Plan

The following description of the OMNOVA Solutions Retirement Savings Plan (Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan available to all domestic employees of OMNOVA Solutions Inc. (OMNOVA, the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Participants may elect to make before-tax and/or after-tax contributions to the Plan ranging from 1% to 50% of their annual compensation, subject to certain limitations. Prior to January 1, 2012, matching contributions for salaried and non-union hourly participants were at 50% of the first 6% of compensation contributed by a participant. Matching contributions for union hourly employees are determined by the collective bargaining agreements for each union but do not exceed the formula for matching contributions applicable to salaried and non-union hourly participants. In December 2011, the plan was amended, effective January 1, 2012, to provide for matching contributions for salaried and non-union hourly participants at 100% of the first 1% of eligible compensation contributed by a participant and 50% of the next 5% of such compensation. Participants may also contribute amounts representing distributions from other qualified plans.

Upon enrollment, a participant may direct employee contributions in whole percentage increments to any of the Plan’s fund options except the OMNOVA Stock Fund. In addition, participants may appoint an investment professional and establish a self-directed investment account for the purpose of investing their contributions in investment options outside of the funds offered by the Plan, subject to limitations provided in the Plan document. Participants may change their investment options each payroll period. Employer contributions are made in OMNOVA stock and/or cash and are made to the OMNOVA Stock Fund. Once received by the Plan, participants may direct the investment of employer contributions into any investment option offered by the Plan.

OMNOVA Solutions Retirement Savings Plan

Notes to Financial Statements (continued)

A. Description of Plan (continued)

Participant Accounts

A separate account is maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions and allocations of (a) OMNOVA’s contributions and, as the case may be, (b) Plan earnings (losses), and is charged with an allocation of certain administrative expenses (see “Plan Expenses” below). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. A participant’s interest in the matching contributions made for his or her benefit is at all times vested and not subject to forfeiture, except such forfeitures as may be required or permitted in order to meet the non-discrimination provisions of the Internal Revenue Code (Code) or other applicable provisions of law.

Notes Receivable from Participants

Participants may borrow from their fund accounts up to 50% of their account balance but not more than $50,000, reduced by the excess, if any, of the highest outstanding balance of such loans during the previous one year period over the outstanding balance of such loans on the date any such loan is made. OMNOVA matching contributions are not available for loans, but are included in computing the amount available for loans. Loan terms range from 1–5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate at least equivalent to the prevailing interest rate charged by persons in the business of lending money for loans which would be made under similar circumstances. Principal and interest is paid ratably through payroll deductions. The interest rates on loans outstanding at December 31, 2011 and 2010 range from 4.25% to 9.25%, respectively.

Distributions

Subject to certain limitations, a participant may withdraw all or part of their account balance upon the attainment of age 59 1/2. Distributions are required to begin at age 70 1/2 (in accordance with the Worker, Retiree and Employer Recovery Act of 2008, this requirement has been suspended for 2010 and 2011). Distribution of the account balance to a participant who terminates or elects an in-service withdrawal is made in accordance with the terms of the Plan.

OMNOVA Solutions Retirement Savings Plan

Notes to Financial Statements (continued)

A. Description of Plan (continued)

Plan Expenses

A proportionate share of fees and expenses paid by the Plan for investment managers and other service providers is charged to each Plan participant’s account. All fees are deducted quarterly from participants’ accounts. Expenses incurred in connection with the purchase or sale of securities are paid from trust assets. All other administrative costs of the Plan are paid by OMNOVA.

B. Summary of Accounting Policies

Basis of Presentation

The Plan’s financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note C for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

OMNOVA Solutions Retirement Savings Plan

Notes to Financial Statements (continued)

B. Summary of Accounting Policies (continued)

Adoption of New Accounting Policies

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-06, Fair Value Measurements and Disclosures (Topic 820)—Improving Disclosures About Fair Value Measurements (ASU 2010-06), to add new disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements. ASU 2010-06 also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This ASU was effective for periods beginning after December 15, 2009, except for the requirement to provide separate Level 3 activity on a gross basis, which was effective for fiscal years beginning after December 15, 2010. Applicable provisions of the ASU were adopted in 2010 or 2011, as required. The adoption of this guidance had no effect on the Statement of Net Asset Available for Benefits or the Statement of Changes in Net Assets Available for Benefits.

In May 2011, the FASB issued ASU 2011-04, “Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurements and Disclosures Requirements in U.S. GAAP and IFRSs”. This guidance amends the application of existing fair value measurement requirements, while other amendments change a particular principle in existing fair value measurement guidance. In addition, this guidance requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of the amended guidance will have on the Plan’s financial statements.

C. Fair Value Measurements

Investments are recorded at fair value as prescribed under Accounting Standards Codification “Fair Value Measurement (ASC 820)”. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Financial assets and liabilities are measured at fair value and categorized in three levels based on the assumptions (input) used to value the assets. The three levels are:

Level 1—Observable inputs such as quoted prices in an active market for identical assets or liabilities.

Level 2—Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in an active market, quoted prices in markets that are not active, and model-derived valuations in which all significant inputs are observable or can be corroborated by observable market data.

OMNOVA Solutions Retirement Savings Plan

Notes to Financial Statements (continued)

C. Fair Value Measurements (continued)

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques are used to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Investments in money market funds are valued at quoted market prices in an exchange and active markets. Investments in mutual funds are valued at net asset value (NAV) of shares held by the plan at year end. Investments in common stock are valued at the closing price reported on the active market on which the individual securities are traded. The S&P 500 Flagship Fund, a collective trust fund, is valued at the NAV of the fund which is based on the fair value of the underlying investments, using quoted market prices.

The Plan’s investments include the Federated Capital Preservation Fund (the “Fund”), a fully benefit-responsive collective trust fund. The Fund’s underlying investments include guaranteed investment contracts (“GIC’s”) and synthetic GIC’s. The fair value of the GIC’s is determined based on the present value of the contracts’ expected cash flows, discounted at current market interest rates for like quality and duration investments. Synthetic GIC’s are comprised of underlying investments in a collective trust and wrapper contracts issued by third parties. The underlying investments of the collective trust are recorded at fair value based on quoted market prices. The wrapper contract is reported at fair value as determined by the Funds’ investment advisor based on changes in the present value of the contracts expected cash flows discounted at current market rates.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

OMNOVA Solutions Retirement Savings Plan

Notes to Financial Statements (continued)

C. Fair Value Measurements (continued)

The following financial assets were measured at fair value on a recurring basis during 2011:

	Fair Value at December 31, 2011	Level 1	Level 2	Level 3
Money market funds	$311,870	$311,870	$—	$—

Mutual funds:
Balanced	14,631,591	14,631,591	—	—
Equities	13,879,208	13,879,208
Growth	7,281,572	7,281,572	—	—
Fixed income	6,933,288	6,933,288	—	—

Total mutual funds	42,725,659	42,725,659	—	—

Common stock:
OMNOVA Solutions Inc.	8,916,861	8,916,861	—	—
Automotive	133,544	133,544	—	—
Industry	87,730	87,730	—	—
Retail	210,236	210,236	—	—
Other	453,145	453,145	—	—

Total common stock	9,801,516	9,801,516	—	—

Collective trusts
Stable value	16,457,560	—	—	16,457,560
S&P 500 index	9,388,939	—	9,388,939	—

Total collective trusts	25,846,499	—	9,388,939	16,457,560

Total	$78,685,544	$52,839,045	$9,388,939	$16,457,560

OMNOVA Solutions Retirement Savings Plan

Notes to Financial Statements (continued)

C. Fair Value Measurements (continued)

The following financial assets were measured at fair value on a recurring basis during 2010:

	Fair Value at December 31, 2010	Level 1	Level 2	Level 3
Money market funds	$359,960	$359,960	$—	$—

Mutual funds:
Balanced	13,169,429	13,169,429	—	—
Equities	14,655,603	14,655,603	—	—
Growth	7,939,856	7,939,856	—	—
Fixed income	7,562,051	7,562,051	—	—

Total mutual funds	43,326,938	43,326,938	—	—

Common stock:
OMNOVA Solutions Inc.	15,892,157	15,892,157	—	—
Automotive	100,428	100,428	—	—
Entertainment	95,618	95,618	—	—
Industry	89,750	89,750	—	—
Retail	185,031	185,031	—	—
Other	175,550	175,550	—	—

Total common stock	16,538,534	16,538,534	—	—

Collective trusts
Stable value	13,828,981	—	—	13,828,981
S&P 500 index	9,938,090	—	9,938,090	—

Total collective trusts	23,767,071	—	9,938,090	13,828,981

Total	$83,992,503	$60,225,432	$9,938,090	$13,828,981

A reconciliation of beginning and ending Level 3 measurements during 2011 is as follows:

Stable Value
Beginning balance	$13,828,981
Change in unrealized gains	(107,599)
Purchases	2,890,999
Sales	(154,821)

Ending balance	$16,457,560

OMNOVA Solutions Retirement Savings Plan

Notes to Financial Statements (continued)

C. Fair Value Measurements (continued)

The following table sets forth a summary of the Plan’s investments with a reported NAV as of December 31, 2011 and 2010.

	Fair Value
	2011	2010
Federated Capital Preservation Fund (a)	$16,457,560	$13,828,981
S&P 500 Flagship Fund (b)	9,388,939	9,938,090

Total	$25,846,499	$23,767,071

(a)	The Federated Capital Preservation Fund seeks to achieve high income and stability of principal by investing in money market instruments, collective funds, guaranteed investment contracts (“GIC’s”) and synthetic GIC’s.
(b)	The S&P 500 Flagship Fund seeks to match the return of the S & P 500 Index.

For the S&P Flagship Fund, there were no redemption restrictions or redemption notice periods, and the redemption frequency was immediate.

For the Federated Capital Preservation Fund, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value daily without any redemption notice or restrictions. Plan level initiated transactions require a twelve month redemption notice in order to withdraw at full book value. Plan level initiated transactions with less than a twelve month redemption notice may incur an adjustment to book value.

At December 31, 2011 there were no unfunded commitments to the Federated Capital Preservation Fund or the S&P 500 Flagship Fund.

D. Investments

During the year ended December 31, 2011, the Plan’s investments (including investments purchased, sold, as well as held during the year) depreciated in fair value as follows:

0000000000
OMNOVA common stock	$(6,809,698)
Other common stock held in self-directed brokerage accounts	(55,024)
Mutual Funds	(1,896,177)

$(8,760,899)

OMNOVA Solutions Retirement Savings Plan

Notes to Financial Statements (continued)

D. Investments (continued)

Investments that represent 5% or more of the Plan’s net assets at either December 31, 2011 or 2010 are as follows:

	December 31,
	2011	2010
Federated Capital Preservation Fund (at contract value)	$16,457,560	$13,828,981
S&P 500 Flagship Fund	9,388,939	9,938,090
OMNOVA Solutions Inc. Common Stock	8,916,861	15,892,157
American Balanced Fund	8,528,170	7,429,438
PIMCO Total Return Fund	6,933,288	7,562,051
Growth Fund of America	4,557,093	4,870,744

E. Plan Termination

Although it has not expressed any intent to do so, OMNOVA has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would continue to be 100 percent vested in their accounts.

F. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 5, 2009 stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Plan management is required to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011 and 2010, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

OMNOVA Solutions Retirement Savings Plan

Notes to Financial Statements (continued)

G. Party-in-Interest Transactions

Party-in-interest transactions include the investment in the PNC Prime Money Market Fund with PNC Bank, NA (the “Trustee”) and in the common stock of the Company.

At December 31, 2011 the Plan held 1,934,232 shares of OMNOVA Solutions Inc. common stock with a fair value of $8,916,861. At December 31, 2010 the Plan held 1,902,814 shares of OMNOVA Solutions Inc. common stock with a fair value of $15,892,157

H. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

I. Reconciliation of Financial Statements with Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2011 to Form 5500:

	December 31,
	2011	2010
Net assets available for benefits per the financial statements	$80,215,582	$85,055,100
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	350,106	457,705

Net assets available for benefits as reported in Form 5500	$80,565,688	$85,512,805

Year Ended December 31, 2011
Net change in net assets available for benefits per the financial statements	$(4,839,518)
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	(107,599)

Net change in net assets available for benefits as reported in Form 5500	$(4,947,117)

OMNOVA Solutions Retirement Savings Plan

EIN: 34-1897652        Plan Number: 013

Schedule H, Line 4i—Schedule of Assets

(Held at End of Year)

December 31, 2011

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
Federated Capital Preservation Fund	Stable Value fund	$16,457,560
S&P 500 Flagship Fund	Collective trust fund	9,388,939
OMNOVA Solutions Inc. Common Stock*	Common stock	8,916,861
American Balanced Fund	Mutual fund	8,528,170
PIMCO Total Return Fund	Mutual fund	6,933,288
Growth Fund of America	Mutual fund	4,557,093
Templeton Foreign Fund	Mutual fund	3,094,785
Vanguard Index Mid Cap Stock	Mutual fund	3,048,732
Calamos Growth Fund	Mutual fund	2,724,478
DFA US 6-10 Small Company Portfolio	Mutual fund	2,624,929
Artio International Equity Fund	Mutual fund	2,228,340
Selected American Fund	Mutual fund	2,122,079
T Rowe Price Retirement 2020	Mutual fund	2,035,110
T Rowe Price Retirement 2030	Mutual fund	1,872,044
T Rowe Price Retirement 2010	Mutual fund	1,120,167
Schwab PCRA	Mutual fund	884,656
T Rowe Price Retirement 2040	Mutual fund	870,604
Vanguard Index Small Cap Stock	Mutual fund	760,344
T Rowe Price Retirement Income	Various	205,495
PNC Prime Money Market Fund*	Money market fund	151,883
Schwab Money Market Fund	Money market fund	159,987
Participant loans*	At interest rates ranging from 4.25% to 9.25%	1,872,377

		$80,557,921

*	Indicates party-in-interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, OMNOVA Solutions Inc., as Plan Administrator, has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

OMNOVA SOLUTIONS RETIREMENT SAVINGS PLAN

By	/s/ Michael E. Hicks
Michael E. Hicks
Senior Vice President and Chief Financial Officer

Date: June 28, 2012

Exhibit Index

Exhibit	Description
23.1	Consent of Independent Registered Public Accounting Firm